EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Three Months ended August 31,
In thousands except ratios	2005	2004
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(92,972)	$10,176
Fixed charges	10,749	6,809
Amortization of capitalized interest	275	275
Less: Interest capitalized	—	—

Adjusted earnings	$(81,948)	$17,260

Fixed charges
Interest expense	$8,835	$4,764
Interest capitalized	—	—
Net amortization of debt discount, premium and issuance expense	429	366
Interest portion of rent expense	1,485	1,679

Total fixed charges	$10,749	$6,809

Ratio of earnings to fixed charges	(7.62)	2.53

Deficiency of earnings to cover fixed charges	$92,697	$—